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                             August 16, 2023

       Doug Bathauer
       Chief Executive Officer
       Integral Technologies, Inc.
       2605 Eastside Park Road, Suite 1
       Evansville, IN 47715

                                                        Re: Integral
Technologies, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 24, 2023
                                                            File No. 000-28353

       Dear Doug Bathauer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed July 24, 2023

       Item 1. Business, page 3

   1. Please revise to clearly describe how you will seek to identify business combination candidates and how you
will evaluate them.
       Executive Compensation, page 13

   2. Please update your compensation disclosure to reflect the fiscal year ended June 30, 2023.
 Doug Bathauer
FirstName  LastNameDoug
Integral Technologies, Inc. Bathauer
Comapany
August  16, NameIntegral
            2023          Technologies, Inc.
August
Page 2 16, 2023 Page 2
FirstName LastName
General

3. We reissue prior comment 13. Please provide an accurate website address.
4. We reissue prior comment 14 in part. Please disclose if you, your subsidiaries or your shareholders, as applicable, are restricted in transferring equity interests, issuing securities or voting to approve a business combination.
5. Your registration statement will become effective 60 days after you filed it with the
         Commission and you will then be responsible for filing reports required by the Securities
         Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Manufacturing